Exhibit 99.1

CORDOVACANN PROVIDES UPDATE ON ITS CALIFORNIA MARKET INITIATIVE

TORONTO, ONTARIO, September 4, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has received an extension until September 15, 2019 (the “Extension Date”), to close on the purchase of industrial land parcels and an adjacent facility representing the core of the Company’s California initiative. The Company has made significant progress on its discussions with potential investors to finance the California assets and expects to finalize the financing prior to the Extension Date.

The California-based assets to be acquired include 14 acres of industrial-zoned contiguous land parcels that may be utilized for cultivation along with a 16,250 sq. ft. facility for a total purchase price of US $4,200,000 (the “California Assets”). The Company will use the California Assets for the cultivation, processing, manufacturing and distribution of cannabis products to both the wholesale and retail markets across California. Since the Company’s initial press release on October 31, 2018, Cordova’s operational team in California has obtained cannabis cultivation permits on the industrial land parcels, has discussed offtake agreements with local cannabis growers and has continued to establish sales channels and purchase contracts that would enable the Company to generate revenues soon after closing.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “We are excited about our California market initiative and believe that these assets provide us with a very unique opportunity to serve the largest cannabis market in the world. We have made progress on our business plan for this market and look forward to elaborating on our plans in the coming weeks.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169